UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

TRONOX LIMITED

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

Q9235V101

(CUSIP Number)

Saret van Loggerenberg

Exxaro Resources Limited

Roger Dyason Road

Pretoria West 0183

Pretoria, South Africa

+27 12 307 4384

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2018

(Date of Event which Requires Filing of this Statement)

Copy to:

N. Nell Scott

Orrick, Herrington & Sutcliffe (UK) LLP

107 Cheapside

London EC2V 6DN

England

+44 20 7862 4600

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e) or 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page will be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this “cover page” shall not be deemed “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. Q9235V101

1.	Name of Reporting Person: Exxaro Resources Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
3.	SEC use only:
4.	Source of funds (See instructions): WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or place of organization: Republic of South Africa
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: -0-(1)
	8.	Shared Voting Power: -0-(1)
	9.	Sole Dispositive Power: -0-(1)
	10.	Shared Dispositive Power: -0-(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): -0-
14.	Type of Reporting Person (See Instructions): CO

(1)

The Reporting Person does not beneficially own any Class A Shares; however, the Reporting Person directly owns 28,729,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 23% of Tronox’s outstanding voting securities, based on share information released by Tronox as of October 31, 2018.

Item 1. Security and Issuer

This Amendment No. 9 to Schedule 13D (this “Amendment”) amends and supplements Exxaro’s statement on Schedule 13D filed in relation to the Class A Shares of Tronox.

Exxaro owns 28,729,280 Class B Shares, which represents 100% of the outstanding Class B Shares and approximately 23% of Tronox’s outstanding voting securities, based on share information released by Tronox as of October 31, 2018.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported on this Schedule 13D. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in this Schedule 13D.

Item 2.

EXECUTIVE OFFICERS AND DIRECTORS OF EXXARO RESOURCES LIMITED

(a), (c) and (f) The following information sets forth the name, citizenship and present principal occupation of each Exxaro executive officer and director.

EXXARO EXECUTIVE OFFICERS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	Director and CEO; Tronox Director

Riaan Koppeschaar	South Africa	Finance Director

Mzila Mthenjane	South Africa	Executive Head: Stakeholder Affairs

Vanisha Balgobind	South Africa	Executive Head: Human Resources

Mongezi Veti	South Africa	Executive Head: Sustainability

Susarah Elizabeth van Loggerenberg	South Africa	Group Company Secretary & Legal

Johan Gerhard Meyer	South Africa	Executive Head: Projects and Technology

Antonie Willem Diedericks	South Africa	Executive Head: Business Development

Nombasa Tsengwa	South Africa	Executive Head: Coal Operations

EXXARO DIRECTORS

Name	Citizenship	Present Principal Occupation

Mxolisi Donald Mbuyisa Mgojo	South Africa	CEO of Exxaro; Tronox Director

Riaan Koppeschaar	South Africa	Finance Director of Exxaro

Vincent Zwelibanzi Mntambo	South Africa	Non-Executive Director, Exxaro; Chairperson, Main Street 333 (Pty) Limited; Chairperson, Xalam Performance; Director, SA Tourism (Pty) Ltd

Jeffrey van Rooyen	South Africa	Non-Executive Director, Exxaro; Chief Executive Officer, Uranus Investment Holdings; Director, MTN Group Ltd. and Pick n Pay Holdings Limited

Vuyisa Nkonyeni	South Africa	Non-Executive Director, Exxaro; Chief Executive Officer and Director, Kagiso Tiso Holdings (Pty) Ltd; Director, Emira Property Fund Limited and Idwala Industrial Holdings (Pty) Ltd

Monhla Wilma Hlahla	South Africa	Non-Executive Director, Exxaro; Chairperson, Royal Bafokeng Holdings (Pty) Limited; Director, Liberty Holdings Limited and Stanlib Limited

Erasmus Jacobus Myburgh	South Africa	Non-Executive Director, Exxaro; Business consultant, Hindsight Financial and Commercial Solutions (Pty) Ltd; Director, The Heartlines Centre NPC

Petrus Casparas Christiaan Hendrik Snyders	South Africa	Non-Executive Director, Exxaro

Likhapha Mbatha	South Africa	Non-Executive Director, Exxaro; Director, Eyesizwe RF (Pty) Ltd, Zalumnotho Empowerment Brokers (Pty) Ltd, Nozala Investments (Pty) Ltd, Dreamvision Investments 15 RF (Pty) and Main Street 333 (Pty) Ltd

Anu Sing	South Africa	Non-Executive Director, Exxaro; Chairperson and Director, MTN South Sudan and MTN Guinea Bissau; Director, The Development Bank of South Africa

Daphne Mashile-Nkosi	South Africa	Non-Executive Director, Exxaro; Director, Temoso Telecommunications (Pty) Ltd, Eyesizwe Mining, Interfile, Kalahari Resources, Temoso Holdings and Traxys Africa (Pty) Ltd; Executive Chairperson, Kalagadi Manganese; Chairperson, Women’s Development Bank Trust, Women’s Development Bank Investment Holdings (Pty) Ltd and Bakhazi-Banalima (Pty) Ltd

Geraldine Fraser-Moleketi	South Africa	Non-Executive Director, Exxaro; Director, Standard Bank Group and Standard Bank South Africa

Mark Moffett	South Africa	Non-Executive Director, Exxaro; Director, Royal Bafokeng Platinum

Lenamile Isaac Mophatlane	South Africa	Non-Executive Director, Exxaro; Director, Randvest Group and CrossFin Technologies; Chairperson and Director, Bothomed

(b) The business address of each Exxaro executive officer and director is Roger Dyason Road, Pretoria West 0183, South Africa.

(d) During the last five years, none of the Exxaro executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Exxaro executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of the Transaction

On November 26, 2018, Exxaro entered into the Mineral Sands Completion Agreement (the “Completion Agreement”) with Tronox and other related Tronox companies, a conformed copy of which is attached as Exhibit 99.1 hereto, pursuant to which Exxaro agreed (amongst other things):

i.	to support Tronox’s intention to redomicile from Australia, where it is currently incorporated, to the United Kingdom by the first half of 2019;

ii.

to dispose, subject to the fulfillment of certain terms of the Completion Agreement, of its 26% member’s interest in Tronox Sands Limited Liability Partnership in the United Kingdom for a consideration of approximately ZAR 2.0 billion in cash, representing Exxaro’s indirect share of the loan accounts in Tronox’s South African subsidiaries (“Tronox SA”) as of September 30, 2018;

iii.

to further clarify the terms and conditions by which Exxaro can dispose of its remaining 26% equity interest in Tronox SA in exchange for 7.2 million Tronox shares or the cash equivalent thereof (the “Disposal”). In addition to the existing triggers, Exxaro and Tronox have agreed that the Disposal can be triggered upon the occurrence of certain events, including confirmation or agreement that Tronox SA has met the relevant ownership requirements in relation to their existing mining rights, in the context of the newly published South African Broad-Based Black Socio-Economic Empowerment Charter for the South African Mining and Minerals Industry, 2018; and

iv.

to establish the terms on which Exxaro can proceed with a staged process to monetize its remaining Tronox stake of 28.7 million shares in 2019, subject to market conditions, including Exxaro’s grant to Tronox of a right to acquire such shares at a market related price in lieu of Exxaro selling them in the market or to any third parties.

On November 27, 2018, Exxaro issued a press release regarding the Completion Agreement and the transactions described therein, a copy of which is attached hereto as Exhibit 99.2 and is incorporated herein in its entirety.

Exxaro and Tronox have also entered into an amendment to the Shareholder’s Deed, a conformed copy of which is attached hereto as Exhibit 99.3.

Except as described in this Amendment, Exxaro does not have any current plans or proposals that relate to or would result in any of the events set forth in paragraphs (a) through (j) of Item 4. However, Exxaro reserves the right, at any time and from time to time, to review or reconsider its position and/or change its purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

(a)-(b)

As of the date of this Amendment, Exxaro does not beneficially own any Class A Shares. Exxaro directly owns 28,729,280 Class B Shares, representing 100% of the outstanding Class B Shares and approximately 23% of Tronox’s voting securities based on share information released by Tronox as of October 31, 2018. Mr. Mgojo owns 44,339 Class A Shares, which represents less than 1% of Tronox’s outstanding voting securities. To the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D, is, or may be deemed to be, the beneficial owner of any Tronox securities.

Neither the filing of this Schedule 13D nor any of its contents will be deemed to constitute an admission that Exxaro is the beneficial owner of any Tronox securities (other than as described in this Item 5) for the purposes of Section 13(d) of the Act, or for any other purposes, and any such beneficial ownership is expressly disclaimed.

(c) Except as described in this Amendment, to the best of Exxaro’s knowledge, none of the other persons identified in Item 2 of this Schedule 13D has engaged in any transactions in Tronox securities during the past 60 days.

(d) To the best of Exxaro’s knowledge, no person other than Exxaro has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class B Shares owned by Exxaro.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

In addition to the matters disclosed in this Amendment, Exxaro may, from time to time, formulate other plans or proposals regarding Tronox or its securities in support of Exxaro’s intention to monetize the Tronox shares owned by Exxaro to the extent deemed advisable in light of market conditions, subsequent developments affecting Tronox, the general business and future prospects of Tronox or other factors, or enter into and unwind cash settled equity swap or other similar derivative transactions with respect to the securities of Tronox, which transactions may be significant in amount. These arrangements do not and will not give Exxaro voting or investment control over the securities of Tronox to which these transactions relate and, accordingly, Exxaro disclaims beneficial ownership of any such securities.

Except as otherwise disclosed in this Amendment, Exxaro and, to the best of its knowledge, the persons identified in Item 2 of this Schedule 13D, have not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any Tronox securities, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99.1	Exxaro Mineral Sands Transaction Completion Agreement, dated November 26, 2018, between Exxaro Resources Limited, Tronox Limited and other related Tronox companies named therein.

99.2	Press release of Exxaro Resources Limited, dated November 27, 2018.

99.3	Amendment No. 1 to the Shareholder’s Deed, dated November 27, 2018, between Exxaro Resources Limited and Tronox Limited.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment to the Statement on Schedule 13D is true, complete and correct and that such Statement, as amended hereby, is true, complete and correct.

Dated: November 28, 2018

EXXARO RESOURCES LIMITED

By:	/s/ Saret van Loggerenberg
Name: Saret van Loggerenberg
Title: Group Company Secretary & Legal